Exhibit 99.28

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

(the “Issuer”)

November 10, 2020

VIA SEDAR

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

RE: Notice of Change of Status

Notice is hereby given pursuant to Part 11.2(b) of National Instrument 51-102 Continuous Disclosure Obligations (“NI51-102”) that the Issuer has ceased to be a Venture Issuer (as defined in section 1.1(1) of NI51-102) effective November 10, 2020.